WIZARD WORLD, INC.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

October 28, 2011

Ms. Jamie Kessel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K filed on December 14, 2010, as amended by
Amendment No. 1 filed on February 18, 2011,
Amendment No. 2 filed on July 1, 2011 and
Amendment No. 3 filed on September 13, 2011
File No. 000-33383

Dear Ms. Kessel:

This will confirm our conversation on October 27, 2011 that Wizard World, Inc.’s (the “Company”) response to the Securities and Exchange Commission’s comment letter, dated October 11, 2011, regarding the Company’s Form 8-K/A filed on September 13, 2011, has been extended to Friday, November 4, 2011.

Please contact me on (646) 308-1390 should you have any questions.  Thank you for your attention.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
Chief Executive Officer